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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                            AXSYS Technologies, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   054615 10 9
                                 (CUSIP Number)



                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G
CUSIP No. 0546151009



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  John W. Gildea

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. / /
                                     b. /X/

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                           5        Sole Voting Power
  Number of                              377,718
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   377,718
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           377,718

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                / /

11       Percent of Class Represented By Amount in Row 9

                           9.3%

12       Type of Reporting Person (See Instructions)

                  IN


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                                  SCHEDULE 13G
CUSIP No. 0546151009


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Network Fund III, Ltd.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.  / /
                                                b.  /X/

3        SEC Use Only


4        Citizenship or Place of Organization

                  Cayman Islands

                           5        Sole Voting Power
  Number of                                 352,718
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   352,718
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           352,718

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                / /

11       Percent of Class Represented By Amount in Row 9

                           8.7%

12       Type of Reporting Person (See Instructions)

                  CO


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Item 1.

(a)      Name of Issuer

            AXSYS Technologies, Inc.

(b)      Address of Issuer's Principal Executive Offices

            910 Sylvan Avenue
            Englewood Cliffs, New Jersey 07632

Item 2.

     (a) Name of Persons Filing

            John W. Gildea
            Network Fund III, Ltd.

     (b) Address of Principal Business Office or, if none, Residence

            John W. Gildea
            115 East Putnam Avenue
            Greenwich, Connecticut 06830

            Network Fund III, Ltd.
            P.O. Box 219
            Butterfield House
            Grand Cayman, Cayman Islands  B.W.I.

     (c) Citizenship

            John W. Gildea - United States
            Network Fund III, Ltd. - Cayman Islands

     (d) Title of Class of Securities

            Common Stock, par value $.01 per share

     (e) CUSIP Number

            054615 10 9

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or Sections 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / /    Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);

     (b) / /    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / /    Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);

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     (d) / /    Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / /    An investment adviser in accordance with Sections
240.13d-1(b)(1)(ii)(E);

     (f) / /    An employee benefit plan or endowment fund in accordance with
Sections 240.13d-1(b)(1)(ii)(F);

     (g) / /    A parent holding company or control person in accordance with
Sections 240.13d-1(b)(ii)(G);

     (h) / /    A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

     (i) / /    A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /    Group, in accordance with Sections 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Section 240.13d-1(c), check this box. /X/

Item 4.   Ownership (at February 7, 2000)

      (a) Amount Beneficially Owned (See note to Item 4(a)).

          John W. Gildea - 377,718
          Network Fund III, Ltd. - 352,718

Note to
Item 4(a):  The 377,718 shares of Common Stock owned by John W. Gildea includes the 352,718 shares of Common Stock owned by Network Fund III, Ltd.

      (b) Percent of Class

          John W. Gildea - 9.3%
          Network Fund III, Ltd. - 8.7%

      (c) Number of shares as to which such person has:

            i)       sole power to vote or to direct the vote

                     John W. Gildea - 377,718
                     Network Fund III, Ltd. - 352,718

            ii)      shared power to vote or to direct the vote

                     John W. Gildea - 0
                     Network Fund III, Ltd. - 0


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            iii)     sole power to dispose or to direct the disposition of

                     John W. Gildea - 377,718
                     Network Fund III, Ltd. - 352,718

            iv)      shared power to dispose or to direct the disposition of

                     John W. Gildea - 0
                     Network Fund III, Ltd. - 0

Item 5.     Ownership of Five Percent or Less of a Class

                   Not applicable.  See Note to Item 2(a).

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Mr. John W. Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President, a director and sole stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has the power to dispose of the 352,718 shares of Common Stock beneficially owned by Network Fund III, Ltd. (the "Network Shares"), by virtue of an Investment Advisory Agreement, dated February 26, 1996, between GMC and Network Fund III, Ltd. As a result, Mr. Gildea may be deemed to beneficially own the Network Shares. Mr. Gildea also owns 25,000 shares of Common Stock in his individual capacity.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 7, 2000
                                       ----------------
                                            Date



                                        /s/ John W. Gildea
                                        ------------------
                                        John W. Gildea


                                        NETWORK FUND III, LTD.

                                        By:      GILDEA MANAGEMENT COMPANY
                                                 Investment Advisor


                                        By:  /s/ John W. Gildea
                                           --------------------
                                           Name: John W. Gildea
                                           Title: President


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